Exhibit 99.2

C O N S O L I D A T E D
F I N A N C I A L   S T A T E M E N T S

J A N U A R Y - S E P T E M B E R 2002

Key figures

		unaudited
In CHF millions, except where indicated		30.09.2001	30.09.2002

Swisscom Group
Net revenue		10 572	10 788
Operating income before exceptional items and depreciation (EBITDA)1)		3 443	3 414
in % of net revenue	%	32.6	31.6
Operating income (EBIT) before exceptional items		1 845	1 931
Gain on partial sale of Swisscom Mobile AG		3 837	–
Gain on sale of real estate		555	–
Operating income (EBIT)		6 237	1 931
Net income		5 753	1 211
Shareholders’ equity		12 583	7 660
Equity ratio2)%		49.4	42.2
Number of full-time equivalent employees at end of period	FTE	20 517	20 762
Average number of full-time equivalent employees	FTE	20 170	21 154
Revenue per employee	CHF thousands	524	510
EBITDA per employee	CHF thousands	171	161
Net cash provided by operating activities		2 825	2 815
Capital expenditures		776	829
Net debt (net funds)3)		(2 817)	1 205

1)	Exceptional items include the gain on partial sale of Swisscom Mobile AG and gain on sale of real estate.
2)	Shareholders’ equity as % of total assets
3)	Definition of net debt (net funds): total debt less cash and cash equivalents, current financial assets and financial assets from cross-border tax lease transactions.

Financial Review

Summary

Swisscom reported revenue at September 30, 2002 of CHF 10,788 million, which represents a 2% increase compared with the same period last year. Operating income before interest, taxes and depreciation (EBITDA) fell by 0.8% to CHF 3,414 million. The mobile market continued to grow, with revenue and EBITDA increasing by 3.3% and 7.6% respectively. Fixnet and Enterprise Solutions, however, posted declines in revenue and EBITDA.

The following table shows the changes in revenue and EBITDA for the individual segments:

	Net revenue1)			EBITDA2)
In CHF millions	30.09.2001	30.09.2002	Change	30.09.2001	30.09.2002	Change
Fixnet	4 904	4 843	–1.2%	1 526	1 483	–2.8%
Mobile	2 973	3 071	3.3%	1 406	1 513	7.6%
Enterprise Solutions	1 181	1 085	–8.1%	96	41	–57.3%
debitel	2 852	2 981	4.5%	142	121	–14.8%
Other	1 032	1 070	3.7%	126	172	36.5%
Corporate	568	536	–5.6%	147	84	–42.9%
Intercompany elimination	(2 938)	(2 798)	–4.8%	–	–	–
Total	10 572	10 788	2.0%	3 443	3 414	–0.8%

1)	Including intersegment revenue
2)	Operating income before exceptional items, interest, taxes and depreciation

As a result of organizational changes, the segments have been redefined compared with the previous year. Last year’s figures have been restated to reflect the new structure.

Operating income before exceptional items (EBIT) rose by 4.7% compared with the previous year due to lower depreciation and amortization expense.

Net income amounts to CHF 1,211 million. Net income for the same period last year was considerably higher at CHF 5,753 million, largely as a result of the gains on the sale of a 25% stake in Swisscom Mobile AG to Vodafone and the sale of two real-estate packages.

Swisscom expects to close the year 2002 with slightly higher revenue and is looking to maintain EBITDA at the same level as last year.

Fixnet

In CHF millions	30.09.2001	30.09.2002	Change

Access	1 072	1 105	3.1%
National traffic	683	638	–6.6%
International traffic	140	140	–
Value-added services	250	235	–6.0%
Wholesale national	488	542	11.1%
Wholesale international	209	239	14.4%
International carriers’ carrier services	276	242	–12.3%
Customer premises equipment	171	173	1.2%
Other revenue	379	362	–4.5%
Revenue from external customers	3 668	3 676	0.2%
Intersegment revenue	1 236	1 167	–5.6%
Net revenue	4 904	4 843	–1.2%
Segment expenses (incl. intercompany)	3 378	3 360	–0.5%
EBITDA	1 526	1 483	–2.8%
Margin as % of net revenue	31.1%	30.6%
Depreciation	790	785	–0.6%

EBIT before amortization of goodwill	736	698	–5.2%
Amortization of goodwill	1	3	–
EBIT	735	695	–5.4%

Traffic volume in million minutes	30.09.2001	30.09.2002	Change
Local area traffic	5 584	4 511	–19.2%
National long-distance traffic	1 464	1 445	–1.3%
Other national traffic	540	578	7.0%
Total national traffic	7 588	6 534	–13.9%

International traffic	577	597	3.5%
Traffic from value-added services	6 182	6 071	–1.8%

Wholesale national regulated	12 580	14 018	11.4%
Wholesale international	849	1 525	79.6%
International incoming	1 505	1 457	–3.2%

Number of channels at period-end in thousands	30.09.2001	30.09.2002	Change
PSTN channels	3 229	3 169	–1.9%
ISDN channels	1 954	2 149	10.0%
Total channels	5 183	5 318	2.6%

ADSL access Bluewin	8 951	72 121	705.7%
ADSL access Wholesale	7 652	60 496	690.6%
Total ADSL access	16 603	132 617	698.8%

Fixnet posted a marginal decline in net revenue of 1.2% compared to the previous year.

Revenue from Fixnet’s access business grew by 3.1% due to an increase in the number of ISDN subscribers. Since the rollout of ADSL and the launch by cable network operators of competitor products the trend from analog to digital accesses (ISDN) has begun to level off.

Revenue from national traffic fell by 6.6% to CHF 638 million, largely due to a decline in market volume in fixed network telephony reflecting a shift towards mobile and loss of market share as a result of the new numbering plan introduced in Switzerland in the second quarter of 2002. As a consequence of the new numbering plan, subscribers who have pre-selected an alternative carrier have all their national calls routed automatically over that carrier’s network; this has resulted in Swisscom’s market share in the local area falling to the same level as for long-distance. On May 1, 2002, Swisscom introduced a standard national tariff for the fixed-network. While local call charges increased, long-distance charges fell. This had a slightly negative impact on revenue.

In the area of value-added services a change in customer distribution generated a shift in revenue and costs from the Enterprise Solutions segment to Fixnet. Broadband (ADSL) has caused ISP revenue (Internet dial-up) to fall slightly for the first time. In the area of value-added services, a loss of customers led to a drop in revenue.

Wholesale national and international reported higher revenue due to growth in the volume of traffic. By contrast, international carriers’ carrier services experienced a 12.3% decrease in revenue as a result of declining traffic and lower average prices.

While expenditure in the Fixnet segment is largely unchanged compared to the previous year, 2002 also includes a CHF 69 million (2001: CHF 7 million) expense related to job-reduction measures. The employees affected by these measures receive assistance in finding employment outside of Swisscom for a period of either 12 or 18 months, dependent on their age. Approximately half of this expense does not meet the criteria for recognition under IAS and has therefore been eliminated in the consolidated accounts.

As a result of lower revenue, EBITDA is down 2.8% year-over-year.

Revenue and EBITDA for the year as a whole are expected to show a slight decline compared with the previous year.

Mobile

In CHF millions	30.09.2001	30.09.2002	Change

Connectivity voice	1 557	1 629	4.6%
Connectivity roaming	293	298	1.7%
Connectivity data and value-added services	196	249	27.0%
Wholesale mobile	223	187	–16.1%
Other products	58	74	27.6%
Revenue from external customers	2 327	2 437	4.7%
Intersegment revenue	646	634	–1.9%
Net revenue	2 973	3 071	3.3%
Segment expenses (incl. intercompany)	1 567	1 558	–0.6%
EBITDA	1 406	1 513	7.6%
Margin as % of net revenue	47.3%	49.3%
Depreciation	213	203	–4.7%
EBIT	1 193	1 310	9.8%

Number of subscribers at period-end in thousands	30.09.2001	30.09.2002	Change

Postpaid	2 104	2 260	7.4%
Prepaid	1 191	1 282	7.6%
Total	3 295	3 542	7.5%

	30.09.2001	30.09.2002	Change

ARPU in CHF	90	87	–3.3%

Mobile increased its net revenue year-over-year by 3.3% to CHF 3,071 million, mainly due to growth in voice and data. Voice traffic boosted revenue by 4.6% due to an increase in the number of subscribers. Continuing success in SMS messaging among residential customers generated a 27% rise in data communications revenue.

Despite 75% market penetration in the Swiss mobile market, Swisscom Mobile succeeded in expanding its customer base by 7.5%. Customer loyalty programs are being deployed to stem the loss of high-value Postpaid customers.

Segment expenses fell by 0.6% year-over-year to CHF 1,558 million mainly due to lower spending on handsets. The reduction in customer acquisition costs is being partially offset by intensified customer loyalty programs. An increase in headcount as a result of growth led to higher personnel expenditure.

EBITDA increased by 7.6% to CHF 1,513 million, while EBITDA margin expanded to 49.3%.

Full-year results are expected to show a year-over-year increase in revenue and EBITDA.

Enterprise Solutions

In CHF millions	30.09.2001	30.09.2002	Change

National traffic	352	336	–4.5%
International traffic	82	92	12.2%
Value-added services	72	47	–34.7%
Data	601	547	–9.0%
Revenue from external customers	1 107	1 022	–7.7%
Intersegment revenue	74	63	–14.9%
Net revenue	1 181	1 085	–8.1%
Segment expenses (incl. intercompany)	1 085	1 044	–3.8%
EBITDA	96	41	–57.3%
Margin as % of net revenue	8.1%	3.8%
Depreciation	23	23	–
EBIT	73	18	–75.3%

Traffic volume in million minutes	30.09.2001	30.09.2002	Change

Local area traffic	1 835	1 517	–17.3%
National long-distance traffic	972	935	–3.8%
Other national traffic	329	344	4.6%
Total national traffic	3 136	2 796	–10.8%

International traffic	468	447	–4.5%
Traffic from value-added services	913	593	–35.1%

Enterprise Solutions posted a 8.1% decrease in net revenue compared to the same period last year. The 4.5% decline in revenue from national telephony traffic is largely attributable to the same factors that affected Fixnet, namely loss of market share in connection with the new numbering plan in Switzerland and the new standard national tariff.

In the area of value-added services, a change in the distribution of customers between Fixnet and Enterprise Solutions resulted in a shift in terms of revenue and costs towards Fixnet. EBITDA was not significantly affected.

Revenue from data communications business dropped 9%. The decrease was attributable to two factors: weak demand in the project business, as a result of the economic slowdown, and a reduction in leased-line prices.

Lower revenue led to a decrease in segment expenditure. The reduction in expenses was not sufficient to compensate for the decline in revenue. As a consequence, EBITDA in the first nine months of 2002 decreased by 57.3% to CHF 41 million.

As in the Fixnet segment, full-year revenue figures in the telephony area are expected to be lower than in the prior year. In data communications revenue is also expected to fall short of the previous year’s figure due to the poor economic climate. EBITDA is expected to be significantly lower than prior year.

debitel

In CHF millions	30.09.2001	30.09.2002	Change
Germany	2 062	2 049	–0.6%
International	790	932	18.0%
Net revenue	2 852	2 981	4.5%
Segment expenses	2 710	2 860	5.5%
EBITDA	142	121	–14.8%
Margin as % of net revenue	5.0%	4.1%
Depreciation	36	44	22.2%
EBIT before amortization of goodwill	106	77	–27.4%
Amortization of goodwill	288	205	–28.8%
EBIT	(182)	(128)	29.7%

Number of subscribers in thousands	30.09.2001	30.09.2002	Change
Germany	7 482	7 428	–0.7%
International	2 220	2 322	4.6%
Total	9 702	9 750	0.5%

debitel posted local-currency growth of 8.4% compared to the same period last year. In Swiss franc terms this represents an increase of 4.5%. After a period of sluggish growth in the first half-year, mobile business in Germany regained momentum, which resulted in an increase in the number of active customers and slight growth in ARPU (average revenue per user). The main reason for the decrease in subscribers in Germany was the elimination of inactive Prepaid customers. Revenue gains in international business are mainly attributable to expansion in retail business in France and the acquisition of Talkline Nederland B.V. in the fourth quarter of 2001.

EBITDA has dropped CHF 21 Million, or 14,8% compared to the previous year’s figure. This reduction is primarily due to last year’s one- time effects in the prepaid sector and the sale of the belgian subsidiary. Furthermore the disproportionate increase in operating expenses reflects the expenditure for the integration especially of Talkline Nederland B.V. as well as measures taken for client retention.

Full-year revenues for 2002 are expected to be higher. Debitel anticipates a slight year-over-year decline in EBITDA due to pressure on margins.

Other

In CHF millions	30.09.2001	30.09.2002	Change
Swisscom Systems AG	348	296	–14.9%
Swisscom IT Services AG	19	149	684.2%
Swisscom Broadcast AG	130	121	–6.9%
Billag AG	35	37	5.7%
Other revenue	15	3	–80.0%
Revenue from external customers	547	606	10.8%
Intersegment revenue	485	464	–4.3%
Net revenue	1 032	1 070	3.7%
Segment expenses (incl. intercompany)	906	898	–0.9%
EBITDA	126	172	36.5%
Margin as % of net revenue	12.2%	16.1%
Depreciation	170	160	–5.9%
EBIT before amortization of goodwill	(44)	12	127.3%
Amortization of goodwill	–	17
EBIT	(44)	(5)	88.6%

At CHF 1,070 million, the segment’s net revenue increased by 3.7% year-over-year. Swisscom Systems reported a 14.9% decrease in revenue, primarily as a result of a slump in demand in the sale and rental of private branch exchanges (PBXs). Swisscom IT Services Ltd posted a strong year-over-year increase in revenue from third parties due to the merger with AGI IT Services at December 31, 2001. Revenue from the third party market, however, fell short of expectations.

EBITDA rose by 36.5% to CHF 172 million year-over-year mainly due to Swisscom IT Services (improved earnings following the merger with AGI IT Services). Cost-savings at Swisscom Systems failed to fully compensate for the drop in revenue.

It was already announced in the mid-year report that 400 jobs would be cut at Swisscom Systems on account of the results and poor prospects in the current economic climate. No expense has been recorded for these job-reduction measures.

Corporate

In CHF millions	30.09.2001	30.09.2002	Change
Revenue from external customers	71	66	–7.0%
Intersegment revenue	497	470	–5.4%
Net revenue	568	536	–5.6%
Segment expenses (incl. intercompany)	421	452	7.4%
EBITDA	147	84	–42.9%
Margin as % of net revenue	25.9%	15.7%
Depreciation	77	42	–45.5%
EBIT before amortization of goodwill	70	42	–40.0%
Amortization of goodwill	–	1
EBIT	70	41	–41.4%

The “Corporate” segment encompasses headquarter functions, Group company shared services and real-estate companies. The sale of a large share of the real-estate portfolio in the second quarter of 2001 was a key contributing factor to the year-over-year fall in EBITDA to CHF 84 million.

Income taxes

The transition from a parent company to a holding company was concluded during the first half of 2002. The move resulted in the fixing of individual tax rates for the autonomously operating companies and hence a recalculation of the deferred tax assets and liabilities. This resulted in a one-time net non-cash expense of CHF 86 million.

Excluding special factors, tax expense would have amounted to CHF 442 million, corresponding to an effective income tax rate of 23.9%.

Tax expense was lower last year due primarily to the gain on the sale of the Swisscom Mobile AG holding being exempt from taxes. The partial tax exemption on the gain from the sale of real estate also contributed to a lower tax rate.

Minority interests

The increase in minority interests from CHF 72 million to CHF 233 million stems from the partial sale of Swisscom Mobile AG to Vodafone at March 30, 2001.

Financing

Cash equivalents and current financial assets have decreased since January 1, 2002 by CHF 5,266 million to CHF 1,838 million chiefly as a result of the share buy-back, the capital reduction and debt repayments. At September 30, 2002 net debt amounted to CHF 1,205 million. Net cash from fourth-quarter operating activities is expected to lead to a reduction in net debt at December 31, 2002. Swisscom plans to repay debt totaling approximately CHF 450 million in the fourth quarter.

Share buy-back

Under a share buy-back program Swisscom repurchased 9.99% of outstanding shares at a cost of CHF 4,264 million. Following the buy-back the equity ratio amounted to 42.2%. See Note 4.

Outlook

Swisscom anticipates a slight increase in revenue for 2002. Pressure on revenue and margins in the fixed-network and data business will continue. Market growth in mobile communications is expected to slow down further.

Swisscom is looking to maintain EBITDA for the full-year 2002 at the same level as the previous year. Net income for 2002 will be considerably lower than in the previous year due to the absence of last year’s one time gains from the sale of real estate and a 25% holding in Swisscom Mobile AG.

Consolidated income statement

	unaudited
In CHF millions, except per share amount	1.7.-30.09.2001	1.7.-30.09.2002	1.1.-30.09.2001	1.1.-30.09.2002

Net revenue	3 559	3 659	10 572	10 788
Other operating income	67	39	142	139
Total	3 626	3 698	10 714	10 927

Goods and services purchased	1 171	1 245	3 275	3 561
Personnel expenses	564	619	1 758	1 926
Other operating expenses	728	688	2 238	2 026
Depreciation	407	388	1 256	1 168
Amortization	122	108	342	315
Total operating expenses	2 992	3 048	8 869	8 996

Gain on partial sale of Swisscom Mobile AG	(50)	–	3 837	–
Gain on sale of real estate	31	–	555	–

Operating income	615	650	6 237	1 931

Financial expense	(84)	(88)	(247)	(261)
Financial income	101	63	275	176

Income before income taxes, equity in net income of affiliated companies and minority interests	632	625	6 265	1 846
companies and minority interest
Income tax expense	(177)	(147)	(363)	(508)

Income before equity in net income of affiliated companies and minority interests	455	478	5 902	1 338

Equity in net income of affiliated companies	19	39	12	106
Minority interests	(79)	(86)	(161)	(233)

Net income	395	431	5 753	1 211

Earnings per share (in CHF)	5.37	6.51	78.22	17.75

Average number of shares outstanding (in thousands)	73 550	66 203	73 550	68 217

Consolidated balance sheet (condensed)

unaudited
In CHF millions	31.12.2001	30.09.2002

Assets

Current assets
Cash and cash equivalents	3 788	1 262
Current financial assets	3 316	576
Other current assets	3 270	3 314
Total current assets	10 374	5 152

Non-current assets
Property, plant and equipment	8 104	7 652
Goodwill and other intangible assets	2 562	2 376
Investments in affiliated companies	603	708
Non-current financial assets	1 895	1 779
Deferred tax assets	811	497
Total non-current assets	13 975	13 012

Total assets	24 349	18 164

Liabilities and shareholders’ equity

Current Liabilities
Short-term debt	1 757	1 409
Other current liabilities	3 535	3 144
Total current liabilities	5 292	4 553

Long-term Liabilities
Long-term debt	3 743	2 859
Other long-term liabilities	2 462	2 368
Total long-term liabilities	6 205	5 227

Total liabilities	11 497	9 780

Minority interests	783	724

Shareholders’ equity	12 069	7 660

Total liabilities and shareholders’ equity	24 349	18 164

Consolidated cash flow statement (condensed)

	unaudited
In CHF millions	30.09.2001	30.09.2002

Operating income before exceptional items and depreciation	3 443	3 414
Change in net operating assets and other cash flows from operating activities	(618)	(599)
Net cash provided by operating activities	2 825	2 815

Capital expenditures	(776)	(803)
Proceeds from sale of real estate	1 713	–
Proceeds from partial sale of Swisscom Mobile AG	4 282	–
Investment in subsidiaries and affiliated companies	(918)	(133)
Proceeds from sale of affiliated companies	–	39
Purchase (sale) of current financial assets, net	(1 515)	2 627
Other cash flows from investing activities, net	(3)	(36)
Net cash from investing activities	2 783	1 694

Repayment of debt, net	(1 226)	(1 210)
Purchase of treasury stock	(39)	–
Capital reduction	(589)	(529)
Share buy-back	–	(4 264)
Dividends paid	(809)	(728)
Dividends paid to minority interests	(6)	(302)
Net cash used in financing activities	(2 669)	(7 033)

Net increase (decrease) in cash and cash equivalents	2 939	(2 524)
Cash and cash equivalents at beginning of year	2 265	3 788
Translation adjustments	(5)	(2)
Cash and cash equivalents at end of the period	5 199	1 262

Consolidated statement of shareholders’ equity

	unaudited
In CHF millions	Share capital	Additional paid-in capital	Retained earnings	Treasury stock	Fair value and other reserves	Total shareholders’ equity

Balance at December 31, 2000	1 839	2 395	4 559	(1)	(222)	8 570
Effect of adopting IAS 39	–	–	(3)	–	101	98
Balance at January 1, 2001, restated	1 839	2 395	4 556	(1)	(121)	8 668
Translation adjustments	–	–	–	–	(128)	(128)
Fair value adjustments	–	–	–	–	(312)	(312)
Losses not recognized in income statement	–	–	–	–	(440)	(440)
Capital reduction	(589)	–	–	–	–	(589)
Dividend paid	–	–	(809)	–	–	(809)
Net income	–	–	5 753	–	–	5 753
Balance at September 30, 2001	1 250	2 395	9 500	(1)	(561)	12 583

Balance at December 31, 2001	1 250	2 395	8 711	(2)	(285)	12 069
Translation adjustments	–	–	–	–	14	14
Fair value adjustments	–	–	–	–	(113)	(113)
Losses not recognized in income statement	–	–	–	–	(99)	(99)
Capital reduction	(529)	–	–	–	–	(529)
Share buy-back	125	(1 823)	(2 316)	–	–	(4 264)
Dividend paid	(728)	–	–	–	–	(728)
Net income	–	–	1 211	–	–	1 211
Balance at September 30, 2002	596	572	6 878	(2)	(384)	7 660

Notes to the Consolidated Interim Statements

1 Accounting principles

The unaudited consolidated interim statements have been drawn up in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting". The same accounting principles apply as were used for the consolidated financial statements for 2001.

Certain amounts for the previous year have been reclassified to facilitate comparison.

2 Results by segment

As a result of organizational changes, the segments have been redefined compared to the previous year. The previous segments “Fixnet Retail and Network” and “Fixnet Wholesale and Carrier Services” have been combined with Bluewin AG, Swisscom Directories AG and Telecom FL AG, which were part of the segment “Other” in the previous year, to form the new segment “Fixnet". Additionally, revenue from access services for business customers is included in the “Fixnet” segment in 2002; in 2001 this revenue was reported in “Enterprise Solutions". Last year’s figures have been restated to reflect the new structure.

The “Fixnet” segment covers national and international traffic for residential customers, access charges for residential and business customers as well as value-added services and customer premises equipment. Additionally the segment covers utilization of the Swisscom fixed network by other national and inter-national telecoms providers and the Wholesale activities of international subsidiaries in Europe and the USA. The segment also comprises Bluewin AG, Swisscom Directories AG, Telecom FL AG, payphone services, operator services and the cards business.

"Mobile” covers the provision of mobile telephony, data and value-added services and wholesale network utilization charges.

"Enterprise Solutions” covers national and international traffic and value-added services for business customers. The segment also contains leased lines, tele-housing, hosting and communication solutions for business customers.

The “debitel” segment reflects the business activities of the debitel Group.

The segment “Other” covers mainly Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG and Billag AG.

"Corporate” includes the cost of the Group headquarters, the real estate companies and certain items of expense which are not directly attributable to specific segments.

	unaudited
In CHF millions
30.09.2001	Fixnet	Mobile	Enterprise Solutions	debitel	Other	Corporate	Elimination	Total

Net revenue from external customers	3 668	2 327	1 107	2 852	547	71	–	10 572
Intersegment revenue	1 236	646	74	–	485	497	(2 938)	–
Net revenue	4 904	2 973	1 181	2 852	1 032	568	(2 938)	10 572

Other operating income	54	4	–	–	16	68	–	142
Segment expenses	(3 432)	(1 571)	(1 085)	(2 710)	(922)	(489)	2 938	(7 271)
Operating income before depreciation (EBITDA)	1 526	1 406	96	142	126	147	–	3 443
Margin in %	31.1%	47.3%	8.1%	5.0%	12.2%	25.9%		32.6%

Depreciation and amortization	(790)	(213)	(23)	(36)	(170)	(77)	–	(1 309)
Operating income before goodwill amortization	736	1 193	73	106	(44)	70	–	2 134

Amortization of goodwill	(1)	–	–	(288)	–	–	–	(289)
Segment operating income (EBIT)	735	1 193	73	(182)	(44)	70	–	1 845

Gain on partial sale of Swisscom Mobile AG								3 837
Gain on sale of real estate								555

Operating income								6 237

	unaudited
In CHF millions
30.09.2002	Fixnet	Mobile	Enterprise Solutions	debitel	Other	Corporate	Elimination	Total

Net revenue from external customers	3 676	2 437	1 022	2 981	606	66	–	10 788
Intersegment revenue	1 167	634	63	–	464	470	(2 798)	–
Net revenue	4 843	3 071	1 085	2 981	1 070	536	(2 798)	10 788

Other operating income	67	12	–	22	14	24	–	139
Segment expenses	(3 427)	(1 570)	(1 044)	(2 882)	(912)	(476)	2 798	(7 513)
Operating income before depreciation (EBITDA)	1 483	1 513	41	121	172	84	–	3 414
Margin in %	30.6%	49.3%	3.8%	4.1%	16.1%	15.7%		31.6%

Depreciation and amortization	(785)	(203)	(23)	(44)	(160)	(42)	–	(1 257)
Operating income before goodwill amortization	698	1 310	18	77	12	42	–	2 157

Amortization of goodwill	(3)	–	–	(205)	(17)	(1)	–	(226)
Segment operating income (EBIT)	695	1 310	18	(128)	(5)	41	–	1 931

3 Debt

		unaudited
In CHF millions	31.12.2001	30.09.2002

Long-term debt
Swiss Post loan	1 750	1 000
Financial liability from cross-border tax lease arrangements	1 600	1 596
Finance lease obligation	1 370	1 286
Other long-term debt	63	60
Total	4 783	3 942
Less current portion	(1 040)	(1 083)
Total long-term debt	3 743	2 859

Short-term debt
Current portion of long-term debt	1 040	1 083
Employee saving deposits	577	204
Short-term loans payable to affiliated companies	47	3
Other short-term debt	93	119
Total short-term debt	1 757	1 409

In the third quarter of 2002, Swisscom entered into a cross border tax lease transaction with two foreign investors and received a fee of CHF 28 million, net of expenses. The transaction involved Swisscom placing USD 55 million (CHF 81 million) in trust to cover the debt obligation. Swisscom also entered into a non-refundable payment undertaking agreement in the amount of USD 388 million (CHF 573 million) with a financial institution with minimal credit risk. Swisscom concluded that these transactions lacked economic substance and did not record the debt or the corresponding asset. As Swisscom is not responsible for any performance under these arrangements, other than that which would be done in the normal course of business, Swisscom recognized the fee as income in the third quarter of 2002.

4 Share buy-back

Swisscom repurchased 7,346,739 of its own shares (9.99% of all outstanding shares) in March 2002 through a share buy-back program. Shareholders were granted one free put option per share. Shareholders were entitled to sell one share for every 10 put options at a strike price of CHF 580 less 35% withholding tax. Shares at a value of CHF 2,816 million were repurchased in the first quarter. On April 30, 2002, the Shareholders’ Meeting approved the reduction of the number of shares from 73,550,000 to 66,203,261. The Swiss Confederation holds 62.7% of share capital following the capital reduction.

5 Capital Reduction

On April 30, 2002 , the Shareholders’ meeting approved a capital reduction of CHF 8 per share respectively CHF 529 million. The amount was paid in the third quarter 2002.

6 Legal proceedings

On September 3, 2002, Swisscom was served with a Consolidated Class Action Complaint for alleged violations of US Federal Securities Law in connection with the IPO of the Californian Infonet Services Corporation in which Swisscom has an investment. The complaint was filed on behalf of public investors who purchased securities of Infonet Services Corporation during the period from December 16, 1999 through August 7, 2001. It was filed against Infonet, several of its current and former directors (including a former Swisscom employee), the selling shareholders (including Swisscom) and the underwriters of Infonet’s initial public offering. The complaint alleges that defendants made misrepresentations and omissions in Infonet’s Form S-1 registration statement and the accompanying prospectus for its inital public offering and in other statements during the class period. Swisscom is unable at this time to predict the outcome of this litigation. As of this date, S wisscom does not believe that this litigation could reasonably be expected to have a material adverse effect on its consolidated financial statements.

Shareholder information

Swisscom share price on the Swiss Exchange virt-x

31.12.01 - 30.09.02	virt-x	NYSE
Closing price at 31.12.01	CHF 460.00	USD 27.75
Closing price at 30.09.02	CHF 409.50	USD 27.55
Year high	CHF 519.00	USD 30.95
Year low	CHF 360.00	USD 24.38
Total trading volume	25 137 070	6 506 800
Daily average	131 608	34 611
Total volume in millions	CHF 11 664.33	USD 188.20
Daily average in millions	CHF 61.07	USD 1.00
Source: Bloomberg

Share information

In order to reduce its capital Swisscom purchased in the first half of 2002 for CHF 4.3 billion the quantity of 7,346,739 (9.99%) registered shares in the form of treasury stock. The titles acquired through the share buy-back program were cancelled in the 3rd quarter 2002. The share capital now amounts to 66,203,261 registered shares of which, the Swiss Confederation owns 62.7%. Due to this transaction the ratios per share have improved – ceteris paribus.

On 13th August 2002 the nominal value per share was reduced as decided at the Shareholders’ Meeting. Swisscom disbursed the sum of CHF 8 per share to the shareholders. Now the nominal value per share amounts to CHF 9.

Financial calendar

March 26, 2003	Annual results 2002
May 6, 2003	Shareholders’ Meeting, Zurich
May 9, 2003	Dividend payment
May 14, 2003	Interim report 1st quarter 2003
August 20, 2003	Results 1st half 2003
November 20, 2003	Interim report 3rd quarter 2003

Stock markets

Swisscom shares are traded on the pan-European blue chip platform virt-x under the symbol “SCMN” (security no. 874 251) and in the form of American depositary shares (ADS) at a ratio of 1:10 on the New York Stock Exchange under the symbol “SCM” (security number 949 527).

Stock Exchange	Bloomberg	Reuters	Telekurs
London (9.00 a.m. - 5.30 p.m.)	SCMN VX	SCMN.VX	SCMN.VTX
New York (9.30 a.m.-4.00 p.m.)	SCM US	SCM.N	SCM

The Consolidated Financial Statements are available in English, German and French. The German version is binding.

Forward-looking statements

This communication contains statements that constitute “forward-looking statements". In this communication, such forward- looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on for ward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact details
Swisscom AG
Group Communications
CH-3050 Bern
T	+41 31 342 36 78
F	+41 31 342 27 79
E	swisscom@swisscom.com

Investor Relations
Swisscom AG
Investor Relations
CH-3050 Bern
T	+41 31 342 25 38
F	+41 31 342 64 11
E	investor.relations@swisscom.com